ASC BECOMES MAJORITY OWNER
OF ASC EXTERIOR TECHNOLOGIES

        SOUTHGATE, Mich., Dec. 30, 1999 ASC Holdings, an affiliate of ASC Incorporated, has acquired shares of ASC Exterior Technologies (ASCET INC) (OTC
BB: JPEI) from Kojaian Holdings LLC, and now holds approximately 95 percent of the company. The announcement was made by David Treadwell, chairman of ASC Exterior Technologies and CEO of ASC Holdings.
        In May 1999, ASC Holdings LLC and Kojaian Holdings LLC acquired controlling interest in JPE, Inc., which began doing business as ASC Exterior Technologies.
        The Company is a Tier 1 supplier of automotive exterior trim packages and aftermarket heavy truck parts. Operations are located in Beaver Creek, Ohio, East Tawas, Mich., and Harrisburg, Pa., and the company employs approximately
950. ASC Exterior Technologies has sales of approximately $155 million.
        ASC Incorporated is a global specialty vehicle and systems company with five operating activities: Creative Services provide automotive design, engineering and prototype services; Specialty Vehicles supplies the automotive industry manufacturing expertise, development and production of specialty vehicles; Engineered Systems manufactures and distributes open-air systems (sunroofs and convertible tops) for OEM and aftermarket applications; Composite Systems produces removable hardtops and other molded products for OEM and aftermarket applications; and Aftermarket Products develops and distributes and distributes vehicle accessories for the aftermarket.
        Headquartered in Southgate, ASC maintains operations through the U.S. and Canada, and in Germany and Korea. ASC and its family of companies employs more than 4,5000 people in over 30 facilities, and has annual sales of over $900 million. For more information about ASC Incorporated, visit www.ascglobal.com.